UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

11025 Equity Dr., Ste. 150

Houston, Texas 77041

United States of America

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Seadrill Limited – Approval of New Incentive Awards

Hamilton, Bermuda, April 18, 2024 – On April 17, 2024, the Joint Nomination and Remuneration Committee (the “Committee”) of the Board of Directors (the “Board”) of Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) made awards under the Company’s amended and restated management incentive plan (the “Restated Plan”) including (1) a total of 175,135 Time-vested Restricted Stock Units (“TRSUs”) for management and other employees, vesting ratably annually on each of the first, second and third anniversaries of the grant date, subject to continued employment through such date, and (2) a total of 221,658 Performance-vested Restricted Stock Units (“PRSUs”) for management and other employees, to vest in a cliff at the end of a performance period ending December 31, 2026, subject to continued employment through such date and achieving certain performance objectives linked to (a) the total shareholder return (“TSR”) on the Company’s common shares as compared to (i) certain absolute TSR targets and (ii) the TSR of a compensation peer group (60% weighting), and (b) achievement of certain free cash flow metrics (40% weighting).

Additionally, at the Company’s 2024 Annual General Meeting of Shareholders held on April 17, 2024 (the “Meeting”), shareholders approved the proposed remuneration in respect of each director’s service on the Board for the period from the date immediately following the Meeting until the later to occur of December 31, 2024 and the date of the 2025 Annual General Meeting of Shareholders (the “Next Meeting”). Such remuneration includes the grant of a total of 22,283 TRSUs that vest either (i) on the Next Meeting, if the Next Meeting occurs at least 50 weeks from the grant date, or (ii) if earlier or the Next Meeting occurs less than 50 weeks from the grant date, on the first anniversary of the grant date.

Of the awards made by the Committee on April 17, 2024, the primary insiders of the Company, Simon Johnson (President and Chief Executive Officer), Grant Creed (EVP, Chief Financial Officer), Torsten Sauer-Petersen (EVP, Human Resources), Samir Ali (EVP, Chief Commercial Officer), Todd Strickler (SVP, General Counsel), Marcel Wieggers (SVP, Operations), Julie Robertson (Director), Jean Cahuzac (Director), Jan Kjærvik (Director), Mark McCollum (Director), Harry Quarls (Director), Andrew Schultz (Director), Paul Smith (Director), Jonathan Swinney (Director) and Ana Zambelli (Director) received a total of 132,441 TRSUs and a total of 165,236 PRSUs, as further described in the attached forms.

This information is subject to disclosure requirements pursuant to article 19 of the Regulation EU 596/2014 (the EU Market Abuse Regulation) and section 5-12 of the Norwegian Securities Trading Act.

Contact Information

Lydia Brantley Mabry

Director of Investor Relations

ir@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Julie Robertson

2	Reason for the notification

a)	Position/status	Primary insider, Director

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Derivative, Time-vested Restricted Stock Units linked to the shares of Seadrill Limited (ISIN BMG7997W1029)

b)	Nature of the transaction	Granting/acceptance of Time-vested Restricted Stock Units.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 0	3011

d)	Aggregated information	3011 Time-vested Restricted Stock Units for a total of USD 0

— Aggregated volume

— Price

e)	Date of the transaction	2024-04-17

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Mark McCollum

2	Reason for the notification

a)	Position/status	Primary insider, Director

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Derivative, Time-vested Restricted Stock Units linked to the shares of Seadrill Limited (ISIN BMG7997W1029)

b)	Nature of the transaction	Granting/acceptance of Time-vested Restricted Stock Units.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 0	2409

d)	Aggregated information	2409 Time-vested Restricted Stock Units for a total of USD 0

— Aggregated volume

— Price

e)	Date of the transaction	2024-04-17

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Jean Cahuzac

2	Reason for the notification

a)	Position/status	Primary insider, Director

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Derivative, Time-vested Restricted Stock Units linked to the shares of Seadrill Limited (ISIN BMG7997W1029)

b)	Nature of the transaction	Granting/acceptance of Time-vested Restricted Stock Units.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 0	2409

d)	Aggregated information	2409 Time-vested Restricted Stock Units for a total of USD 0

— Aggregated volume

— Price

e)	Date of the transaction	2024-04-17

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Jan B. Kjærvik

2	Reason for the notification

a)	Position/status	Primary insider, Director

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Derivative, Time-vested Restricted Stock Units linked to the shares of Seadrill Limited (ISIN BMG7997W1029)

b)	Nature of the transaction	Granting/acceptance of Time-vested Restricted Stock Units.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 0	2409

d)	Aggregated information	2409 Time-vested Restricted Stock Units for a total of USD 0

— Aggregated volume

— Price

e)	Date of the transaction	2024-04-17

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Andrew Schultz

2	Reason for the notification

a)	Position/status	Primary insider, Director

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Derivative, Time-vested Restricted Stock Units linked to the shares of Seadrill Limited (ISIN BMG7997W1029)

b)	Nature of the transaction	Granting/acceptance of Time-vested Restricted Stock Units.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 0	2409

d)	Aggregated information	2409 Time-vested Restricted Stock Units for a total of USD 0

— Aggregated volume

— Price

e)	Date of the transaction	2024-04-17

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Paul Smith

2	Reason for the notification

a)	Position/status	Primary insider, Director

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Derivative, Time-vested Restricted Stock Units linked to the shares of Seadrill Limited (ISIN BMG7997W1029)

b)	Nature of the transaction	Granting/acceptance of Time-vested Restricted Stock Units.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 0	2409

d)	Aggregated information	2409 Time-vested Restricted Stock Units for a total of USD 0

— Aggregated volume

— Price

e)	Date of the transaction	2024-04-17

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Ana Zambelli

2	Reason for the notification

a)	Position/status	Primary insider, Director

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Derivative, Time-vested Restricted Stock Units linked to the shares of Seadrill Limited (ISIN BMG7997W1029)

b)	Nature of the transaction	Granting/acceptance of Time-vested Restricted Stock Units.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 0	2409

d)	Aggregated information	2409 Time-vested Restricted Stock Units for a total of USD 0

— Aggregated volume

— Price

e)	Date of the transaction	2024-04-17

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Harry Quarls

2	Reason for the notification

a)	Position/status	Primary insider, Director

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Derivative, Time-vested Restricted Stock Units linked to the shares of Seadrill Limited (ISIN BMG7997W1029)

b)	Nature of the transaction	Granting/acceptance of Time-vested Restricted Stock Units.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 0	2409

d)	Aggregated information	2409 Time-vested Restricted Stock Units for a total of USD 0

— Aggregated volume

— Price

e)	Date of the transaction	2024-04-17

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Jonathan Swinney

2	Reason for the notification

a)	Position/status	Primary insider, Director

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Derivative, Time-vested Restricted Stock Units linked to the shares of Seadrill Limited (ISIN BMG7997W1029)

b)	Nature of the transaction	Granting/acceptance of Time-vested Restricted Stock Units.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 0	2409

d)	Aggregated information	2409 Time-vested Restricted Stock Units for a total of USD 0

— Aggregated volume

— Price

e)	Date of the transaction	2024-04-17

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Simon Johnson

2	Reason for the notification

a)	Position/status	Primary insider, Chief Executive Officer

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Derivative, Time-vested Restricted Stock Units linked to the shares of Seadrill Limited (ISIN BMG7997W1029)

b)	Nature of the transaction	Granting/acceptance of Time-vested Restricted Stock Units.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 0 per share	45,147

d)	Aggregated information	45,147 Time-vested Restricted Stock Units for a total of USD 0

— Aggregated volume

— Price

e)	Date of the transaction	2024-04-17

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Simon Johnson

2	Reason for the notification

a)	Position/status	Primary insider, Chief Executive Officer

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Derivative, Performance Restricted Stock Units linked to the shares of Seadrill Limited (ISIN BMG7997W1029)

b)	Nature of the transaction	Granting/acceptance of Performance Restricted Stock Units

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 0 per share	67,720

d)	Aggregated information	67,720 Performance Restricted Stock Units for a total of USD 0

— Aggregated volume

— Price

e)	Date of the transaction	2024-04-17

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Grant Creed

2	Reason for the notification

a)	Position/status	Primary insider, Chief Financial Officer

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Derivative, Time-vested Restricted Stock Units linked to the shares of Seadrill Limited (ISIN BMG7997W1029)

b)	Nature of the transaction	Granting/acceptance of Time-vested Restricted Stock Units.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 0 per share	18,059

d)	Aggregated information	18,059 Time-vested Restricted Stock Units for a total of USD 0

— Aggregated volume

— Price

e)	Date of the transaction	2024-04-17

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Grant Creed

Reason for the notification

a)	Position/status	Primary insider, Chief Financial Officer

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Derivative, Performance Restricted Stock Units linked to the shares of Seadrill Limited (ISIN BMG7997W1029)

b)	Nature of the transaction	Granting/acceptance of Performance Restricted Stock Units

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 0 per share	27,088

d)	Aggregated information	27,088 Performance Restricted Stock Units for a total of USD 0

— Aggregated volume

— Price

e)	Date of the transaction	2024-04-17

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Samir Ali

2	Reason for the notification

a)	Position/status	Primary insider, Chief Commercial Officer

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Derivative, Time-vested Restricted Stock Units linked to the shares of Seadrill Limited (ISIN BMG7997W1029)

b)	Nature of the transaction	Granting/acceptance of Time-vested Restricted Stock Units.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 0 per share	11,738

d)	Aggregated information	11,738 Time-vested Restricted Stock Units for a total of USD 0

— Aggregated volume

— Price

e)	Date of the transaction	2024-04-17

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Samir Ali

2	Reason for the notification

a)	Position/status	Primary insider, EVP, Chief Commercial Officer

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Derivative, Performance Restricted Stock Units linked to the shares of Seadrill Limited (ISIN BMG7997W1029)

b)	Nature of the transaction

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 0 per share	17,607 shares

d)	Aggregated information	17,607 Performance Restricted Stock Units for a total of USD 0

— Aggregated volume

— Price

e)	Date of the transaction	2024-04-17

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Torsten Sauer-Petersen

2	Reason for the notification

a)	Position/status	Primary insider, EVP, Human Resources

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Derivative, Time-vested Restricted Stock Units linked to the shares of Seadrill Limited (ISIN BMG7997W1029)

b)	Nature of the transaction	Granting/acceptance of Time-vested Restricted Stock Units.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 0 per share	11,738

d)	Aggregated information	11,738 Time-vested Restricted Stock Units for a total of USD 0

— Aggregated volume

— Price

e)	Date of the transaction	2024-04-17

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Torsten Sauer-Petersen

2	Reason for the notification

a)	Position/status	Primary insider, EVP, Human Resources

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Derivative, Performance Restricted Stock Units linked to the shares of Seadrill Limited (ISIN BMG7997W1029)

b)	Nature of the transaction	Granting/acceptance of Performance Restricted Stock Units

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 0 per share	17,607

d)	Aggregated information	17,607 Performance Restricted Stock Units for a total of USD 0

— Aggregated volume

— Price

e)	Date of the transaction	2024-04-17

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Todd Strickler

2	Reason for the notification

a)	Position/status	Primary insider, SVP, General Counsel

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Derivative, Time-vested Restricted Stock Units linked to the shares of Seadrill Limited (ISIN BMG7997W1029)

b)	Nature of the transaction	Granting/acceptance of Time-vested Restricted Stock Units.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 0 per share	11,738

d)	Aggregated information	11,738 Time-vested Restricted Stock Units for a total of USD 0

— Aggregated volume

— Price

e)	Date of the transaction	2024-04-17

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Todd Strickler

2	Reason for the notification

a)	Position/status	Primary insider, SVP, General Counsel

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Derivative, Performance Restricted Stock Units linked to the shares of Seadrill Limited (ISIN BMG7997W1029)

b)	Nature of the transaction	Granting/acceptance of Performance Restricted Stock Units

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 0 per share	17,607

d)	Aggregated information	17,607 Performance Restricted Stock Units for a total of USD 0

— Aggregated volume

— Price

e)	Date of the transaction	2024-04-17

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Marcel Wieggers

2	Reason for the notification

a)	Position/status	Primary insider, SVP, Operations

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Derivative, Time-vested Restricted Stock Units linked to the shares of Seadrill Limited (ISIN BMG7997W1029)

b)	Nature of the transaction	Granting/acceptance of Time-vested Restricted Stock Units.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 0 per share	11,738

d)	Aggregated information	11,738 Time-vested Restricted Stock Units for a total of USD 0

— Aggregated volume

— Price

e)	Date of the transaction	2024-04-17

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Marcel Wieggers

2	Reason for the notification

a)	Position/status	Primary insider, SVP, Operations

b)	Initial notification/Amendment	Initial notification

3	Details of issuer

a)	Name	Seadrill Limited

b)	LEI	213800LZ4WWG15NAC829

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Derivative, Performance Restricted Stock Units linked to the shares of Seadrill Limited (ISIN BMG7997W1029)

b)	Nature of the transaction	Granting/acceptance of Performance Restricted Stock Units

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		USD 0 per share	17,607

d)	Aggregated information	17,607 Performance Restricted Stock Units for a total of USD 0

— Aggregated volume

— Price

e)	Date of the transaction	2024-04-17

f)	Place of the transaction	Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: April 18, 2024	By:	/s/ Grant Creed
Name: Grant Creed
Title: Chief Financial Officer

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024.